Exhibit 4.50

DATED

     2004

SCARISTA LIMITED

- AND -

LAXDALE LIMITED

EXCLUSIVE PATENT AND

KNOW-HOW AGREEMENT

EXPLOITATION OF PRODUCTS BY LAXDALE

AGREED FORM DOCUMENT

THIS AGREEMENT is made the                                day of                                       2004

BETWEEN

(1)                                  LAXDALE LIMITED a company registered in Scotland whose registered office is at Kings Park House, Laurelhill Business Park, Polmaise Road, Stirling FK7 9JQ (“Laxdale”); and

(2)                                  SCARISTA LIMITED a company registered under number 71829 whose registered office is at 1st Floor, 28 Victoria Street, Douglas, Isle of Man IM1 2LE (“Scarista”)

RECITALS

(A)                              Laxdale is a research and development company in the pharmaceutical industry which develops and commercialises its own IP and IP licensed in or obtained from other parties and which wishes to exploit certain inventions and know-how originated by or owned by Scarista.

(B)                                Scarista is a company which holds and commercialises Intellectual Property relevant to the pharmaceutical industry. Scarista has originated and owns certain intellectual property and patent rights and know how in inventions and formulations which have application in medicine.

(C)                                Scarista and Laxdale wish to co-operate in the exploitation of intellectual property and patent rights and know-how in their respective territories, (as hereinafter defined) and entered into two agreements each dated 24th March 2000 pursuant to the first of which Scarista granted to Laxdale certain rights which had been granted to Scarista by Scotia Holdings plc, and pursuant to the second of which each granted to the other licences of certain intellectual property for designated fields of use and territories (together the “Previous Agreements”).

(D)                               Subject to the terms and conditions contained herein Scarista and Laxdale wish to enter into a new agreement (“this Agreement”).

TERMS AGREED

1.              Definitions

In this Agreement, unless specifically stated to the contrary:

“Affiliate”

means any firm, person or company which controls, is controlled by or is under common control with a party to this Agreement and for the purpose of this definition the term “control” means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such firm, person or company whether through the ownership of voting securities, by contract or otherwise or the ownership either directly or indirectly of 50% or more of the voting securities of such firm, person or company;

“a Distributor”	means a distributor under the terms of a Distributor Agreement;

“a Distributor Agreement”	means an agreement which allows a third party to purchase from Laxdale (or a Licensee of Laxdale) and distribute the Products as finished packaged goods;

“the Effective Date”	means the date of this Agreement;

“EMEA”	means the European Agency for the Evaluation of Medicinal Products;

“European Union”	means all the current member states of the European Union or any other countries which shall subsequently accede to the membership of the European Union;

“EU”	means the European Union;

“FDA”	means the United States Food and Drug Administration;

“the Field of Use”	means any and all psychiatric and central nervous system disorders, including pain;

“Holding Company”	means a holding company within the meaning of sections 736 and 736a of the Companies Act 1985

“the Improvements”	means any improvement, enhancement or modification to a Product or its method of manufacture within the Field of Use;

“Intellectual Property”

means Patents, Orphan Drug Designations, marketing authorisations, confidential information, Scarista Know-how or other intellectual rights and Improvements developed pursuant to Clause 4.2, owned by or licensed to Scarista;

“Know-how”	means all secret and substantial know-how, experience, drawings, designs and all other technical and other information including but not limited to data, formulae, ideas, inventions, procedures for experiments and tests, manufacturing processes, specifications and techniques;

“LAX-101”	means ethyl-eicosapentaenoate (ethyl-EPA) of greater than 90% purity as the active ingredient;

“Licence”

means any form of agreement or arrangement other than a Distributor Agreement which occurs when Laxdale does not sell the Product itself to the relevant Third Party but permits such a Third Party to manufacture and/or sell or otherwise commercialise Products in the Laxdale Territory;

“Licensee”	means a licensee under the terms of a Licence;

“the Laxdale Know-how”	means all Know-how owned by Laxdale in connection with the Patents and Orphan Drug Designation;

“the Laxdale Licence”	means the licence of even date hereto granted by Laxdale to Scarista in terms of which Scarista is entitled to exploit certain patents and intellectual property in the Scarista Territory;

“the Laxdale Territory”	means Canada, the United States of America, the European Union and Japan;

“the Net Sales Value”

means the gross invoice price of Products sold by Laxdale(or a wholly owned subsidiary) (in each case other than pursuant to a Licence, Sub-license or a Distributor Agreement) to a Third Party (“Customer”)

less the following items to the extent they are included in the invoice price

(i)            normal and reasonable discounts actually granted;

(ii)           freight, shipment and insurance costs directly incurred by Laxdale (or a wholly owned subsidiary) in transporting Products to Customers;

(iii)          taxes, tariffs, trade or ordinary discounts actually granted, government rebates, amounts repaid or credited because of return of goods (but excluding any free samples given to Customers);

(iv)          customs duties and other governmental charges incurred in connection with the sale, exportation or importation of the Products.

For the avoidance of doubt a supply of Products by Laxdale (or a wholly owned subsidiary) (i) involving a supply margin of 10% or less; or (ii) to one of its current Sub-licensees on current terms shall not fall within the defined terms “Net Sales Value” or “Net Income” for the purposes of this Agreement.

If Laxdale sells Products in any transaction which is not at arm’s length the Net Sales Value shall not be the price as charged, invoiced or received but shall be the open market price in the part of the world where the transaction was effected.

The transfer or sale of Products to a wholly owned subsidiary shall not be considered a sale. In such cases, the Net Sales Value shall be determined based on the invoiced sale price by the wholly owned subsidiary to the Customer, less the deductions allowed by this clause.

“Net Income”

means all income received by Laxdale with respect to commercial exploitation of the Patents or Orphan Drug Designation and the associated Scarista Know-how in the Laxdale Territory. Such Net Income shall include: a) when a Product is sold by Laxdale (or a wholly owned subsidiary) directly to a Third Party, Net Income shall equal Net Sales Value as defined separately; b)when a Product is sold by a Third Party (or an Affiliate which is not a wholly owned subsidiary) under a Licence, Sub-License or Distributor Agreement, then Net Income shall equal all income received by Laxdale from any source under such an agreement whether in the form of profit-sharing, royalties, license fees, share issues (which shall be valued at time of and on the terms of such disposal (in cases where Laxdale shares are subscribed for)and on acquisition (in cases where Laxdale is paid a milestone by way of a shares in a Third Party), milestone payments, outright sale of the Intellectual Property.

If Laxdale receives income in any transaction which is not at arm’s length the Net Income shall not be the price as charged invoiced or received but shall be the open market price in the part of the world where the transaction was effected.

“Nutricia Licences”

means the licences granted by Scotia Holdings Plc to Nutricia International BV (“Nutricia”) dated 31 December 1998 and 16 August 1999 respectively (in each case in relation to the fields defined within those licence agreements).

“Nutricia IP”	means patent case numbers 37, 51, 71, 98 and 110 as detailed in the Schedule licensed to Nutricia under the Nutricia Licences.

“Nutricia”

means Nutricia International BV (registered number 27112523 in the Netherlands Commercial Register) whose registered office/principal place of business is at Euste, Startionsstroat 18b, 2712 HM Zoetemeer.

“Orphan Drug Designation”	means the orphan drug designation of the approval process for a Product as granted by a Regulatory Authority;

“Patents”

means the patents or patent applications as described in Schedule 1 (including any and all divisions, continuations, continuations in part, extensions, substitutions, renewals, registrations, revalidations, re-issues thereof or additions thereto and including supplementary certificates of protection or similar of or to any such patent or patent application), together with all Patents which may be granted pursuant to any such patent applications;

“Products”

means a pharmaceutical product within the Field of Use within the scope of any of the Patents or Orphan Drug Designation or utilising a not insubstantial part of the Scarista Know-how and/or the Intellectual Property of Scarista;

“Regulatory Approval”

the grant of all necessary governmental and regulatory approvals by a Regulatory Authority to sell Product in any country of the Laxdale Territory including without limitation approvals required for pricing and reimbursements (if appropriate);

“Regulatory Authority”	the FDA or similar governmental or other agency in a country having authority to grant a Regulatory Approval;

“Regulatory Dossier”

means a dossier and all formal responses and submissions to any questions or issues raised by a regulatory authority in response to such a Regulatory Dossier once submitted which contains all the relevant information relating to a drug which is required by a Regulatory Authority as the case may be. Such a dossier will normally contain information about the chemistry, formulation, manufacture, toxicology, pharmacology, pharmacokinetics and clinical studies related to a drug;

“the Scarista Know-how”	means all Know-how used by Scarista in connection with the Patents and Orphan Drug Designation;

“the Scarista Territory”	means world-wide except those countries which comprise the Laxdale Territory from time to time;

“Schedule 1”	means Schedule 1 which sets out details of the Patents dealt with in this Agreement and which forms an integral part of this Agreement;

“Schedule 2”	means Schedule 2 as referred to in Clause 5.3;

“Schedule 3”	means Schedule 3 as referred to in Clause 12.1.2;

“Sub-license”

means any form of agreement or arrangement which occurs when a Licensee of Laxdale permits a Third Party to sell or otherwise commercialise Products (other than via a Distributor Agreement) in the Laxdale Territory;

“Sub-Licensee”	means any Third Party granted a Sub-license to sell or otherwise commercialise Product under a Sub-license;

“Third Party”	means any party which is not an Affiliate or wholly owned subsidiary of Laxdale or Scarista;

“the Trade Marks”	means such trade marks, brands, signs or logos which are applied to the Products.

2.                          Grant of Rights

2.1.1

Within the Field of Use Scarista hereby grants to Laxdale the exclusive right and licence (save in respect of Scarista which shall retain the same right) under the Patents Orphan Drug Designation, the Scarista Know-

How and the Intellectual Property of Scarista to develop, to have developed, to make, to have made and to use (other than to market and sell), pharmaceutical products (including Products) on a world wide basis. To the extent that either Scarista or Laxdale wish to develop, to have developed, to make, to have made and to use (other than to market and sell), pharmaceutical products (including Products on a world wide basis in either of the other respective territory they shall consult with each other with a view to not prejudicing either of their mutual interests

2.1.2

Within the Field of Use, Scarista hereby grants to Laxdale the exclusive right and licence under the Patents, the Scarista Know-How and the Intellectual Property of Scarista to market, sell and distribute pharmaceutical products (including Products) in the Laxdale Territory.

2.2

Scarista and Laxdale acknowledge that it is in their mutual commercial interests to exploit the Patents set out in Schedule 1 together with the Know-how in a co-operative and collaborative manner and, without limitation, neither Scarista nor Laxdale (or any of their respective Affiliates) will endeavour to enter into any form of exclusive purchase or supply agreement with any Third Party in respect of the Products within the Field of Use which could materially hinder or prevent the other party contracting with such Third Party.

2.3

In the event that Scarista has, or subsequently does, license a Product within the Scarista Territory and a country or countries designated in such licence then becomes part of the Laxdale Territory then in such circumstances such licence shall, provided the same was granted on an arms length bona fide basis, continue with full force and effect (notwithstanding Clause 2.1.2) in respect of such Licence for the Product and indication(s) and in respect of such country or countries detailed therein but in all other respects such country or countries shall fall within the definition of Laxdale Territory and shall be subject to Laxdale’s rights set out in Clause 2.1.2.

2.4	Licensing and Sub-licensing and Distributorship

Laxdale may grant Licences or enter into Distributor Agreements under the licences granted pursuant to Clause 2.1 above, (including a right under the Licence to grant further Sub-licences on the same terms granted by this Clause), on condition that:-

(a)

any such Licence or Distributor Agreement shall include like obligations and undertakings on the part of the Licensee or Distributor as are contained in this Agreement provided, for the avoidance of doubt, that Laxdale shall remain solely responsible to Scarista in respect of the payment of royalties pursuant to this Agreement;

	(b)	any such Licence or Distributor Agreement shall not exceed in scope or duration, the scope and duration of the licences granted hereunder;

	(c)	Laxdale shall be responsible to Scarista for any failure of Licensees or Distributors to observe and perform the terms and conditions of their Licence or Distributor Agreements;

(d)

Laxdale shall provide to Scarista details of who it has granted Licences, (and details of any Sub-licences granted by its Licensees) or Distributor Agreements to together with a copy of the clauses, schedules and/or definitions of each Licence, Sub-licence and Distributor Agreement it grants which are relevant to the payment of sums due to Scarista under clauses 5.2 and 5.3 within thirty (30) days of the respective dates of execution of such Licence, Sub-licence or Distributor agreement;

(e)

Laxdale’s Licences and Distributor Agreements will provide for automatic termination of the Licence or Distributor Agreement in the event of a challenge by the Licensee or Distributor to the validity of any of the Patents licensed thereunder;

(f) the conditions contained in this Clause 2.4 shall not apply to any Licences or Distributor Agreements entered into by Laxdale at the date hereof.

2.5	Formal Licences

The parties agree to execute such formal licences and other documents and take such other action as each party reasonably requires from time to time for registration with Patent Offices and/or other relevant authorities or otherwise to give effect to this Agreement at the expense of the requesting party.  Until the grant of any such licence the parties  shall so far as legally possible have the same rights and obligations towards each other as if such licence has been granted.  In the event of any conflict in meaning between any such licence and the provisions of this Agreement, the provisions of this Agreement shall prevail.  The parties shall use their reasonable endeavours to ensure that, to the extent permitted by relevant authorities, this Agreement shall not form part of any public record.

3.	Know-how

3.1

Forthwith after the Effective Date from time to time as reasonably requested Scarista shall disclose to Laxdale the Scarista Know-how and Laxdale shall disclose to Scarista the Laxdale Know-how which it is at liberty to disclose. All Know-how furnished by either party shall be subject to the provisions of Clause 7, (confidentiality) and shall be used by the recipient party only for the purposes of this Agreement.

3.2

Scarista shall be entitled to have full access on reasonable notice to Regulatory Dossiers, in Laxdale’s possession and control, for any Product and to use or adapt them for the purposes of this Agreement and at its own expense in the Scarista Territory without payment to Laxdale. For the avoidance of doubt all Scarista licensees of the Intellectual Property in the Scarista Territory in terms of this

Agreement shall also be entitled to have full access via Scarista on reasonable notice to all such Regulatory Dossier without payment.

4.

Improvements

4.1

If during the term of this Agreement Laxdale develops or conceives any Improvement or receives the benefit of a licence of any Improvement then Laxdale shall grant to Scarista a non-exclusive licence for severable Improvements (provided it is entitled to do so) or an exclusive licence for non-severable Improvements (provided it is entitled to do so) for the Scarista Territory until termination or expiry of this Agreement together with the right to grant sub-licences or distributor agreements pursuant to such Improvement licence(s)and there shall be no further payment to Laxdale save for any payment due pursuant to the Laxdale Licence.

4.2

If during the term of this Agreement Scarista develops or conceives any Improvement or receives the benefit of a licence of any Improvement the rights to use and exploitation of such Improvements shall be granted automatically to Laxdale at no additional cost under the same terms and conditions set forth in Clause 2.1.save that where Scarista receives the benefit of a non-exclusive licence then Laxdale shall only be entitled to receive a non-exclusive sub-licence hereunder.

	4.3	Improvements arising from the work carried out by either party alone shall remain the exclusive property of that party subject to any grant of any licence provided herein.

	4.4	When Improvements are identified by either party, the parties will endeavour to collaborate to secure their optimum commercialisation.

5.

Payment

5.1

Laxdale, upon the Effective Date, shall pay to Scarista a signing fee in the amount of £500,000.

5.2

Laxdale, in consideration of the rights granted to it under Clause 2.1, 2.3 and 4.2 of this Agreement shall during the term of this Agreement pay to Scarista a royalty of 5% on the Net Income received from exploitation or sale of Products within the Laxdale Territory PROVIDED THAT no royalty shall be due and payable in relation to sales of a Product in a country which is part of the Laxdale Territory on the later of (i) expiry of the last Patent relating to the Product in such country;(ii) expiry of any regulatory exclusivity relating to the Product in such country;(iii) the Scarista Know how ceasing to be secret and substantial in such country. For the avoidance of doubt all Net Income accruing to Laxdale from the Effective Date will be subject to this Clause 5. Further, and also for the avoidance of doubt, if any Product referred to under this Clause 5.2 attracts any other payment or royalty payable by Laxdale to Scarista whether pursuant to this Agreement, the Laxdale Licence, or otherwise the maximum aggregate amount payable by Laxdale to Scarista in respect of such Products shall be 5% of the Net Income.

5.3

Laxdale, in consideration of Scarista renegotiating the terms of the licence agreement between the parties hereto dated 24 March 2000 wherein the Intellectual Property set out in Schedule 2 was transferred to Laxdale shall during the term of this Agreement pay to Scarista 5% of the Net Income arising from the sale or exploitation of Products within the Laxdale Territory PROVIDED THAT no royalty shall be due and payable under this Clause in relation to the exploitation or sale of a Product in a country which is part of the Laxdale Territory on the later of (i) expiry of the last Patent (which for this purpose shall be a Patent set out in Schedule 2) relating to the Product in such country; (ii) expiry of any regulatory exclusivity relating to the Product in such country; (iii) the relevant Know how ceasing to be secret and substantial in such country. For the avoidance of doubt, if any Product referred to under this Clause 5.3 attracts any other payment or royalty payable by Laxdale to Scarista whether pursuant to this Agreement, the Laxdale Licence, or otherwise the maximum aggregate amount payable by Laxdale to Scarista whether pursuant to this Agreement or otherwise shall be 5% of the Net Income for the relevant Product. For the purposes of this Clause 5.3 the terms;

“Net Income” shall have the same meaning as ascribed to it in this Agreement;

“Product(s)” shall mean a pharmaceutical product within the Field of Use within the scope of any Regulatory or Orphan Drug exclusivity or of the patents or patent applications set out in Schedule 2.

5.4	Payment due under Clauses 5.2 and 5.3 shall be made within thirty (30) days after the end of each calendar quarter in respect of any Net Income received by Laxdale.

5.5

All sums due under this Agreement:

5.5.1

are exclusive of any value added tax which shall be payable;

5.5.2

shall be paid in pounds sterling to the credit of a bank account to be designated in writing by the recipient.  In the event that either party receives monies in currencies other than pounds sterling (and in respect of which a royalty is payable to the other party) conversion of such monies into pounds sterling shall be calculated:-

5.5.2.1

in the case of each royalty payment at the rate of exchange ruling in London on the last day of the calendar quarter in respect of which the payment is due;

5.5.2.2

in the case of all other payments at the rate of exchange ruling on the day payment is made or due whichever is earlier.

5.5.3

shall be made after deduction of taxes, charges and other duties, (including any withholding or other income taxes), required to be made by law it being acknowledged that the party making such payments with deductions shall provide reasonable assistance to the other party in recovering any such taxes charges or other duties paid where appropriate.

5.6

Laxdale shall in respect of payments to be made by it hereunder, pay interest on any overdue payments at 2% above the base lending rate of The Bank of Scotland in force from the time payment was due to the date when the payment is actually received by the other party’s bank.

6.

Records and Reports

6.1

Laxdale agrees to keep true and accurate records of account containing all data necessary for the determination of payments made under Clauses 5.2 and 5.3 which records and books and accounts shall upon reasonable notice by Scarista (but not more than once in any calendar year)be open at all reasonable times during business hours for inspection by Scarista or its nominated representative for the purpose of verifying the accuracy of the reports under this Agreement. Scarista or its nominated representative may take copies of the records and books of accounts but shall not disclose any information relating to the business or affairs of Laxdale other than such information as properly should have been contained in any statement required to be furnished. Scarista shall be solely responsible for the costs of inspection unless any reports disclose a shortfall in payments made of more than 5% in respect of any 12 month period in which event Laxdale shall reimburse Scarista its reasonable costs of inspection and shall, where appropriate, immediately pay Scarista all royalties due in relation to any shortfall disclosed by the inspection.

6.2

Each party shall submit to the other within thirty (30) days after the end of each calendar quarter a statement setting forth with respect to its operations during that period the quantity of Products made or sold by it in accordance with the terms hereof and the respective Net Income.

7.

Confidentiality

7.1

Each party agrees to maintain secret and confidential all information obtained from the other pursuant to this Agreement or obtained pursuant to the Previous Licence (as defined in clause 13.1) including Know-how and Regulatory Dossiers, to respect the other’s proprietary rights in it, to use it exclusively for the purpose of this Agreement or the Laxdale Licence (as the case may be) and to disclose the same only to those of its employees to whom and to the extent that such disclosure is reasonably necessary for the purpose of this Agreement.

7.2

The parties shall be entitled to disclose confidential information belonging to the other to actual or potential customers for the Products to the extent that such disclosure is reasonably necessary to promote the sale or use of the Products in accordance with the terms hereof and on the basis that said confidential information so disclosed is only disclosed subject to confidentiality provisions no less onerous than the party making the disclosure would use in relation to disclosure of its own confidential information to a third party.

7.3

The Parties shall take all reasonable steps to minimise the risk of disclosure of the information obtained from the other pursuant to this Agreement and shall ensure that all its employees who have access to any information of the other shall be made aware of and subject to these obligations and shall further procure that so far as is reasonably practicable all such employees shall enter into written undertakings in a form previously approved by the other party.

7.4

The obligations imposed by this Clause shall not apply to any information which:

7.4.1

is at the date of this Agreement in the public domain or later comes into the public domain otherwise than by reason of breach of the recipient’s obligations under this Agreement or Previous Agreements;

7.4.2

is prior to disclosure under this Agreement or Previous Agreements in the possession of the recipient free of any obligation of confidentiality;

7.4.3

subsequent to disclosure under this Agreement becomes lawfully available to the recipient from a source independent of the supplier; or

7.4.4

is independently developed by the recipient without recourse to any information supplied by the supplier.

7.5

The obligations imposed by this Clause shall survive the variation, renewal, expiration or termination of this Agreement.

8.

Obligations

8.1

Subject to Clause 8.3 below, Laxdale hereby agrees and undertakes with Scarista that (except as may be agreed in writing by Scarista) Laxdale or its Holding Company (as the case may be) shall use its Reasonable Commercial Efforts (as defined in Clause 8.3 below) to:

	(a)	pursue the completion of the LAX-101 Phase III Trial with a view to applying for an FDA Approval for the indication of Huntington’s Disease in the USA;

	(b)	prepare and submit a New Drug Application for the treatment of Huntington’s Disease in the USA using LAX-101 (the “US HD NDA”) upon successful completion of the LAX-101 Phase III Trial; and

	(c)	secure an FDA Approval for the treatment of Huntington’s Disease in the USA with LAX-101 upon acceptance by the FDA of the US HD NDA.

8.2

Subject to Clause 8.3 below, Laxdale hereby agrees and undertakes with Scarista that (except as may be agreed in writing by Scarista) Laxdale or its Holding Company (as the case may be) shall use its Reasonable Commercial Efforts to:

	(a)	prepare and submit a Marketing Authorisation Application for the treatment of Huntington’s Disease in Europe with Lax-101 (the “EU HD NDA”);

	(b)	secure an EMEA/EU Approval for the treatment of Huntington’s Disease in Europe with LAX-101 upon acceptance by the EMEA of the EU HD NDA; and

(c)

pursue completion of clinical trials, prepare and submit a New Drug Application or a Marketing Authorisation Application (as the case may be) and secure Regulatory Approval for Intellectual Property concerning indications other than Huntington’s Disease (“Non HD IP Products”) provided that the obligation in this Sub-clause (c) may be deferred by Laxdale (but not any transferee of or successor to Laxdale) until such time as Laxdale has secured either (i) FDA Approval for the treatment of Huntington’s Disease in the USA using LAX-101; or (ii) ratification by the European Union of the EMEA approval of marketing for Huntington’s Disease in Europe using LAX-101.

	(d)	to maximise the marketing, sale and distribution of a Product in each case country of the Laxdale Territory following any such Regulatory Approval of such Product required for such country.

8.3	For the purposes of Clauses 8.1 and 8.2, “Reasonable Commercial Efforts” shall mean efforts consistent with clinical, regulatory and commercialisation efforts for products of similar performance and potential as would be undertaken in the pharmaceutical industry. For the avoidance of doubt Laxdale shall be deemed to have used Reasonable Commercial Efforts for the purposes of Clause 8.1 and /or 8.2 (as the case may be) if the board of directors of Laxdale or its Holding Company determines, acting reasonably, in good faith either that (i) it is not commercially or (on an objective and documented basis) scientifically viable for the foreseeable future to develop or sell LAX-101 for Huntington’s Disease in the USA or the EU (as the case may be); (ii) there are objective, documented concerns about patient safety such that it is not appropriate to develop or sell LAX-101 for Huntington’s Disease in the USA or the EU (as the case may be) or (iii) it is not commercially or (on an objective and documented basis) scientifically viable for the foreseeable future to develop or sell Non-HD IP Products.

8.4

Laxdale shall permit Scarista’s duly authorised representatives at all reasonable times by prior appointment but not more than once in any calendar year to enter any premises where Products are being manufactured or stored in order to verify its compliance with its obligations under this Agreement;

8.5

Laxdale shall liaise with Scarista’s patent agents with regard to the maintenance of granted Patents and secure as far as reasonably possible appropriate claims for the filed but not yet granted Patents, and pay directly to the relevant patent authorities or agents all fees in respect of the Patents set out in the Schedule 1 in the Laxdale Territory as and when due. If Laxdale elects not to pay fees for any of said Patents it shall give Scarista 3 months’ prior written notice and its licence of said Patent or Patents in terms of this Agreement shall automatically come to an end. If Scarista wishes to abandon any application or not to maintain any of the Patents set out in the Schedule it shall give three months’ prior written notice to Laxdale in which case Laxdale may assume responsibility for the payment of all fees in relation to the relevant Patent, in which event the relevant Patent application or Patent shall be assigned to it and royalties shall no longer by payable by Laxdale in respect of any use or exploitation of such Patent.

8.6	Each party shall:

8.6.1

provide the other party, at the other party’s expense, such reasonable assistance as the other party may reasonably require in connection with the obtaining of the other party’s patents and the preservation of any related Intellectual Property;

8.6.2

assist the other, at the other party’s expense, in the selection of potential licensing parties and will provide the other with all reasonable support necessary to conclude licensing agreements in terms of preparation of reports, technical data, meeting appropriate representatives of such potential parties and allowing access to each others facilities (as shall be considered normal and reasonable). The parties recognise that a common and unified approach to the commercialisation of the Patents outlined in Schedule 1 is in both their interests. ;

	8.6.3	pay all renewal fees in respect of any of its patents or patent applications in relation to any of its Improvements in its territory it elects to maintain.

8.7

Laxdale shall promptly upon request provide all information as reasonably requested by Scarista from time to time on its development activities but shall provide a formal written report on its development activities to Scarista annually upon receiving a formal written request from Scarista. Such reports may be tabled at board meetings of Scarista. Scarista may request the attendance of one technical representative of Laxdale by telephone at up to four such board meetings per year (or otherwise as may be agreed between the parties from time to time) together with such other personnel as may be agreed between Laxdale and Scarista no more than four board meetings per annum.

8.8

The provisions of this Agreement are subject at all times to the rights of Nutricia under the Nutricia Licences in respect of the Nutricia IP. No actions which might in any way affect the validity of the Nutricia IP shall be taken by either party and shall include but not be restricted to any decision to abandon maintenance of the Nutricia IP.

9.

Supply of Finished Dosage Form by Laxdale

Laxdale and Scarista shall, acting in good faith and on similar terms to the Manufacturing Letter of Intent dated 16th January 2003entered into between the parties, enter into an exclusive purchase agreement in respect of the supply of finished dosage form for Products with Regulatory Approval as may be appropriate and agreed between the parties, on terms such that Laxdale is obliged to supply such finished dosage form to Scarista at cost plus 5% on an “ex-works” basis for so long as Laxdale itself has the right to be supplied with  such finished dosage form by its manufacturer(s).

10.

Use of Trade Mark by Scarista

Laxdale shall permit Scarista to use on a royalty free basis any such Trade Mark in the Scarista Territory which Laxdale or its Holding Company has registered and is maintaining in respect of each Product and Scarista will reimburse Laxdale for the cost of maintaining such Trade Mark in the Scarista Territory.

11.

Infringement of Licensed Rights

11.1

Each party shall immediately give notice in writing to the other party of any infringement of any of the other party’s Patents or of any inadvertent disclosure or unauthorised use of the other party’s Know-how which comes to its knowledge. Each party shall give such assistance as is reasonably requested to assist the other in the prevention of any such infringement of its rights. Subject to Clause 11.2 below neither party shall institute any legal proceedings without the prior written consent of the party who is the proprietor of the rights.

11.2

If the rights owner fails to institute legal proceedings or take such steps considered necessary or appropriate by the other party to prevent infringement of the rights owner’s Patents or misuse of its Know-how within a reasonable period in the circumstances after being notified of such infringement or misuse, the other party shall be entitled to do all such things as it shall consider proper to prevent such infringement and in particular shall have the right to institute or defend legal proceedings (and retain any damages awarded) on giving at least 7 working days’ prior written notice to the other party of its intention to do so. Both parties hereby consent to the use of its name by the other in legal proceedings instituted or defended in accordance with this sub-clause in so far as it is necessary for the prosecution or defence of such proceedings provided that the party instituting the proceedings in accordance with this sub-clause shall indemnify the other against all costs awarded against it.

12.

Warranties and Liability

12.1

Scarista Warrants that:

12.1.1

save in respect of the Nutricia Licences it is free to enter into this Agreement in its own rights and that there are no rights exercisable by or obligations owed to any third party which may prevent or restrict it from entering into this Agreement;

12.1.2

save in respect of those Licences which Scarista has entered into at the date hereof and as listed in Schedule 3 it has not disclosed to any third party other than under written obligation of confidence any of the Scarista Know-How or the subject matter thereof;

12.1.3	it is the absolute beneficial and legal owner of the Patents and Scarista Know- How;

12.1.4

all Intellectual Property and Know How owned by or licensed to Scarista in the Field of Use which is, or could reasonably be seen to be, useful in respect of the potential research, development, manufacture and/or sale of LAX-101 for Huntington’s disease, depression and schizophrenia is licensed to Laxdale hereunder in the Field of Use;

12.1.5	Laxdale is not, nor has it been, in breach of any agreement with Scarista at any time;

12.1.6	it (and its Affiliates) have not carried out any research or development in the Field of Use since March 24th 2000

12.2

To the best of each party’s knowledge and belief the exercise of the rights granted to or to be granted to the other under this Agreement will not result in the infringement of valid patents of third parties or misuse of confidential information belonging to third parties.

12.3

If at any time during this Agreement either party directly or indirectly opposes or assists any third party to oppose the grant of any patent pursuant to any patent application of the other party or disputes or directly or indirectly assists any third party to dispute the validity of any of the other party’s Patents the other party shall be entitled to determine with immediate effect all or any of the licences as granted under this Agreement by notice in writing.

12.4

Each party shall or shall procure that its Distributors or Licencees shall maintain adequate product liability insurance in their respective territory and shall use reasonable endeavours to ensure that the other party’s interest is noted on the policy and shall supply the other party with a copy of such insurance policy upon request (if available).

12.5

For the avoidance of doubt, neither party shall be liable to the other in relation to any consequential loss suffered by the other party pursuant to this Agreement including (but not limited to) any loss of profit incurred by said party, save and except in connection with a claim for damages for breach of exclusivity, non-payment of royalties, or breach of Clause 8.5 or unlawful termination.

13.

Term and Termination

13.1

This Agreement shall come into force on the Effective Date at which time the Previous Agreements shall be terminated and be of no further effect. Notwithstanding the foregoing it is acknowledged and agreed between the parties that any Licenses or Sub-licenses entered into by Laxdale pursuant to the Previous Agreements shall remain in full force and effect and shall be covered by this Agreement.

13.2

Unless terminated earlier in accordance with the provisions of this Agreement, this Agreement shall expire in any country in the Laxdale Territory in respect of a Product upon cessation of all obligations to pay royalties under Clause 5 in that country and thereafter Laxdale shall have a fully paid up royalty free non exclusive licence in respect of the relevant Product in that country and Laxdale shall be entitled to use the Scarista Know-how, and the Intellectual Property in respect of the relevant Product in such country without further payment.

13.3

Either party shall be entitled to terminate this Agreement forthwith by notice in writing to the other if the other commits a material breach of this Agreement and fails to remedy the same within ninety (90) days after receipt of a written notice of the breach requiring remedy of the same.

13.4

In the event that Scarista terminates this Agreement pursuant to Clause 13.3:

13.4.1	all Laxdale’s rights under this Agreement shall terminate;

13.4.2

Laxdale shall promptly return to Scarista all technical and other material in its possession relating to the Products and the Scarista Intellectual Property and all copies of such material;

13.4.3

subject to Clause 13.4.4, Laxdale shall remain entitled to sell its remaining stock as at the date of termination of Products provided that it continues to pay royalties in the manner prescribed in this Agreement;

13.4.4

Scarista shall have the option to purchase all remaining stock as at the date of termination of Laxdale’s Products exercisable by notice in writing within thirty (30) days after termination. Scarista shall pay a price equivalent to the cost price of the Products plus 10%; and

13.4.5

Scarista shall retain the right to access the Regulatory Dossiers for Products which have then received Regulatory Approval already provided by Laxdale under this Agreement and Laxdale shall immediately assign to Scarista at no cost to Scarista all Laxdale’s right, title and interest in any Trade Marks it has in any part of the Scarista Territory for Products which have then received Regulatory Approval.

13.5

In the event that Laxdale terminates this Agreement pursuant to Clause 13.3:

13.5.1

all Laxdale’s rights under this Agreement shall continue with full force and effect but Laxdale shall no longer be obliged to pay any sums under Clause 5 where such sums fall due after the date of termination;

13.5.2	all Scarista’s rights to Laxdale’s Improvements shall cease;

13.5.3

Scarista shall promptly return to Laxdale all technical and other material in its possession relating to Laxdela’s Improvements to the Products and the Intellectual Property and all copies of such material;

14.	Force Majeure

14.1

If either party to this Agreement is prevented or delayed by reason of Force Majeure in the performance of any of its obligations under this Agreement other than an obligation to pay money by reason of Force Majeure, and if such party gives written notice to the other party specifying the matters constituting Force Majeure, together with such evidence as it reasonably can give and specifying the period for which it is estimated that such prevention or delay will continue, the party in question will be excused from the performance or the punctual performance as the case may be as from the date of such notice for so long as such cause of prevention or delay shall continue.

14.2

For the purposes of this Agreement “Force Majeure” shall be deemed to be any cause affecting performance of the Agreement arising from or attributable to acts, events, permissions or accidents beyond the reasonable control of the party obliged to perform and without limiting the generality thereof shall include the following:

14.2.1

strikes, lock-outs or industrial action;

14.2.2

civil commotion, riot, invasion, war or preparation for war;

14.2.3

fire, explosion, storm, flood, earthquake, subsidence, epidemic or other natural or physical disaster;

14.2.4

impossibility of transport;

14.2.5

political interference with the normal operations of any party.

15.	Remedies

The remedies available to the parties under this Agreement shall be without prejudice to any other rights, either at common law or under statute, which each may have against the other.

16.	Waiver

The failure of either party to enforce or exercise, at any time or for any period of time, any term of or any right arising pursuant to this Agreement does not constitute and shall not be construed as a waiver of such term or right and shall in no way affect that party’s right later to enforce or exercise it.

17.

Severability

The invalidity or unenforceability of any term of or any right arising pursuant to this Agreement shall not in any way affect the remaining terms or rights and the remaining terms shall be construed as if such invalid or enforceable term or right did not exist.

18.

Notices

Any notice required or permitted to be given under this Agreement shall be delivered by hand or sent by recorded delivery mail or by facsimile to the other party at its address set out above or to such other address which it has previously notified to the sending party and shall be deemed to have been given when actually received or, if sent by recorded delivery mail and returned “gone away” or to like effect, on return of such recorded delivery mail.

19.	Assignment

19.1

This Agreement is personal to the parties and the parties may not assign, transfer or otherwise part with this Agreement or any right or obligation under it without the prior written consent of the other (such consent not to be unreasonably wiheld or delayed).

19.2

If either party wishes to transfer its rights to a third party which is a subsidiary of it or which has the same or similar shareholders, then it shall do so only after receiving the written agreement of the other party (said agreement not to be unreasonably withheld) and only on entering into an agreement with the third party which preserves the rights of the other party as set out in this Agreement

20.	No Agency/Joint Venture

The relationship of the parties is that of independent contractors and nothing in this Agreement can be construed so as to constitute them as partners or joint venturers or to empower either party to act for, bind or otherwise create or assume any other obligation on behalf of the other party.

21.	Clause Headings

Clause headings are purely for ease of reference and do not form part of or affect the interpretation of this Agreement.

22.	Schedules

The Schedules referred to forms part of this Agreement.

23.	No other terms

The Parties acknowledge that they are not relying on any agreement, understanding, arrangement or representation relating to the subject matter of this Agreement which is not expressly set out in this Agreement and that this Agreement supersedes all prior oral or written agreements, understandings or arrangements between them relating to such subject. No amendment to this Agreement shall take effect unless it has been signed by the authorised representatives of the Parties.

24.	Law and Jurisdiction

The construction, validity and performance of this Agreement is governed by the Laws of England and the parties hereby submit to the exclusive jurisdiction of the English Courts.

IN WITNESS WHEREOF the Parties have executed this document as an agreement the day and year first above written.

SIGNED by	)
for and on behalf of	)
SCARISTA LIMITED	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)
LAXDALE LIMITED	)
in the presence of:	)

SCHEDULE 1

(as attached)

R&G 40260 Case 37 High Vitamin E plus Oil

Austria	EP(AT)0 347 056	26.5.89	Granted
France	EP(FR)0 347 056	26.5.89	Granted
Belgium	EP(BE)0 347 056	26.5.89	Granted
UK	EP(UK)0 347 056	26.5.89	Granted
Germany	EP(DE)0 347 056	26.5.89	Granted
Greece	EP(GR)0 347 056	26.5.89	Granted
Italy*	EP(IT)0 347 056	26.5.89	Granted
Luxembourg	EP(LU)0 347 056	26.5.89	Granted
Netherlands	EP(NL)0 347 056	26.5.89	Granted
Spain	EP(ES)0 347 056	26.5.89	Granted
Sweden	EP(SE)0 347 056	26.5.89	Granted
Canada*	CA 1334004	17.1.95	Granted
Ireland	IE 63303	12.6.89	Granted
Japan*	JP 2796838	7.6.89	Granted
USA*	US 4977187	11.12.90	Granted
USA div*	US 5120760	9.6.92	Granted

1

R&G 40261 Case 38 - Memory Loss

Austria	EP(AT)0 296 751	15.6.88	Granted
Belgium	EP(BE)0 296 751	15.6.88	Granted
France	EP(FR)0 296 751	15.6.88	Granted
UK	EP(UK)0 296 751	15.6.88	Granted
Germany	EP(DE)0 296 751	15.6.88	Granted
Greece	EP(GR)0 296 751	15.6.88	Granted
Italy*	EP(IT)0 296 751	15.6.88	Granted
Luxembourg	EP(LU)0 296 751	15.6.88	Granted
Netherlands	EP(NL)0 296 751	15.6.88	Granted
Spain	EP(ES)0 296 751	15.6.88	Granted
Sweden	EP(SE)0 296 751	15.6.88	Granted
Ireland	IE 63386	16.6.88	Granted
Japan*	JP 2070571	22.6.88	Granted
USA*	US 5198468	30.3.93	Granted

2

R&G 40262 case 71 schizophrenia

Austria	EP(AT)0 599 576	22.11.93	Granted
Belgium	EP(BE)0 599 576	22.11.93	Granted
Denmark	EP(DK)0 599 576	22.11.93	Granted
France	EP(FR)0 599 576	22.11.93	Granted
UK	EP(UK)0 599 576	22.11.93	Granted
Germany	EP(DE)0 599 576 69305723.8	22.11.93	Granted
Greece	EP(GR)0 599 576	22.11.93	Granted
Ireland	EP(IE)0 599 576 E70486	22.11.93	Granted
Italy*	EP(IT)0 599 576	22.11.93	Granted
Luxembourg	EP(LU)0 599 576	22.11.93	Granted
Netherlands	EP(NL)0 599 576	22.11.93	Granted
Portugal	EP(PT)0 599 576	22.11.93	Granted
Spain	EP(ES)0 599 576	22.11.93	Granted
Sweden	EP(SE)0 599 576	22.11.93	Granted
EPO div	EP 0 733 360	22.11.93	Abandoned July 2000
Canada	CA 2109777	23.11.93	Abandoned November 2000 notice from CAPO received dated 24.12.2001
Japan	JP 6-199663	26.11.93	Abandoned August 2000
USA*	US 5516800	14.5.96	Granted
USA div	US 08/604444	21.2.96	Abandoned 6.11.96 - failure to prosecute

3

R&G 40263 Case 104 Huntington’s Chorea - use of GLA or DGLA in the treatment of HC
EPO (Scarista Limited)	EP 0 766 961	26.9.96	Pending - exam report Feb 1999, response filed May 1999. Second report response October 2001. Waiting for next report by EPO.
Canada*	CA 2186673	27.9.96	Pending. Exam requested 2003
USA*	US 5 837 731	26.9.96	Granted

4

R&G 40264Case 107 - PEG Fatty Acid Esters

UK	GB9706061.0 GB2 311 533	24.3.97	Granted - first exam report issued March 1999. Response filed Sept 1999 to bring roughly into line with PCT claims. Granted 8.12.99 - composition claims. No limitation on disease to be treated.
EPO (Scarista)	EP97908372.2	19.3.97	granted. Claims as PCT application
Canada	CA 2249578	19.3.97	Pending.
USA*	09/155,550 6,610,740	19.3.97	Granted

5

R&G 40265 case 109 niacin to diagnose schizophrenia by topical application
EPO (all states) (Scarista)	EP97924128.8	29.5.97

Granted
1st report - amended to 2nd medical use claims. 2nd report, lack of inventive step. Filed declaration from US case in reply. Also changed claims a little as examiner objected on clarity to “niacin” and “ester”.

Canada	2256394	29.5.97	Pending
Japan	541863/97	29.5.97	pending - exam fee due 29.5.04
USA*	09/147,113	29.5.97

Abandoned April 2004. Continuation application filed Aug 2000 with same serial no and same filing date. Fees paid.
Further action - sent declaration of DH for reply to this. Waiting for news. Possible interview discussed. Not possible in time so a second continuation application filed with new serial no....

USA (2nd continuation)*	10/384065	10.3.2003	continuation of 09/147,113. Abandoned April 2004

6

R&G 40266 case 116 EPA and schizophrenia

Canada	2268257	7.10.97	Examination requested 2003
Czech Republic	PV1154-99	7.10.97	Granted - back renewal fees due by September 10th 2004
EPO (Scarista)	0956013	7.10.97	Granted. 1st report - relies on Efamol cases and cancer case for composition per se. Filed reply along lines of AU claims.
Hungary	P0000419	7.10.97	pending - search report issued. Examination requested no news since 2001
Japan	518086/98	7.10.97	Pending - exam not requested yet
Poland*	P333423	7.10.97	Pending - no news
Slovakia	PV0448-99S	7.10.97	Examination report issued - sent local attorneys AU accepted claims, but no amendments filed just yet
USA*	6,331,568	7.10.97	GRANTED IDS filed July 1999 report issued election made to treatment of schizophrenia - method only claims
USA* div#1 (40266.us05)	09/956,509 10/428,020 is the refiled number	18.9.01	composition claims application published 30.5.2002 objections raised. Continuation application filed May 2nd 2003 claims limited to EPA, SA combination
USA* div#2 (40266.us03)	6624195 pub: US-2003-0045578A1	18.9.01	granted to treatment of depression, application published 9.5.2002
USA* div#3 (40266.us04)	10/617,184	2.5.03 (divisional)	Alzheimers, dementia and tardive dyskinesia divided from 09/956,739

7

R&G 40267 case 123/126 depression and anxiety and DHA

PCT	PCT/GB98/01260 WO 98/48788	23.4.98	National phases now - USA only
US	09/403754	23.4.98	1st Exam report response filed: 9.11.00 Further official action (final) - due 7.5.01, extendable to 7.8.01. Lapsed by failure to reply 2001

8

R&G 40268case 1 lithium Anti-Alzheimers
Austria	EP(AT) 0234733 E69378	26.1.87	Granted
Belgium	EP(BE) 0234733	26.1.87	Granted
France	EP(FR) 0234733	26.1.87	Granted
Germany*	EP(DE) 0234733 P3774449.6	26.1.87	Granted
Greece	EP(GR) 0234733	26.1.87	Granted
Italy*	EP(IT) 0234733	26.1.87	Granted
Luxembourg	EP(LU) 0234733	26.1.87	Granted
Netherlands	EP(NL) 0234733	26.1.87	Granted
Spain	EP(ES) 0234733	26.1.87	Granted
Sweden	EP(SE) 0234733	26.1.87	Granted
UK	EP(UK) 0234733	26.1.87	Granted
Ireland	IE 59606	26.1.87	Granted
USA	US 4753964	28.6.88	Granted
USA div	US 4810497	7.3.89	Granted

9

R&G 42497 (Case 45) n-3 and n-6 EFA in treatment of ME

EP(UK)*	0364094	30.8.89	Granted
EP(AT)*	0364094	30.8.89	granted
EP(BE)*	0364094	30.8.89	granted
Canada	1338683		lapsed 2000
EP(FR)*	0364094	30.8.89	granted
EP(DE)*	0364094	30.8.89	granted
Ireland	63225	24.8.89	granted
EP(IT)*	0364094	30.8.89	granted
Japan*	2893460		granted
EP(LU)*	0364094	30.8.89	granted
EP(NL)*	0364094	30.8.89	granted
EP(SE)*	0364094	30.8.89	granted
EP(CH)*	0364094	30.8.89	granted
USA*	5116871	24.8.89	granted

10

R&G 42547 (Case 88) Ascorbyl GLA - used in many applications, not just neurological disorders
Austria*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Belgium*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Denmark*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
France*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
United Kingdom*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Germany*	0675120 69523654.7	1.3.95	Granted (with only v. minor amendment to claim 1)
Greece*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Ireland*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Italy*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Luxembourg*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Netherlands*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Portugal*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Spain*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Sweden*	0675120	1.3.95	Granted (with only v. minor amendment to claim 1)
Canada*	2143603	28.2.95	Pending exam request filed
Finland	950909	28.2.95	Pending
Japan*	7-309753	24.2.1995	pending exam requested
US	5847000	2.3.98	Granted continuation of 8/388667 (dead)
US divisional*	6177470	2.3.98	Granted

11

R&G 42926 (Case 105) Niacin esters

Canada*	2220091	1.5.96	Pending exam fee due 1.5.03
EP (Scarista Limited)	0823887	1.5.96	Accepted - first examination report issued and second exam reports. Restricted claims filed.
Japan	8-533122	1.5.96	pending
USA*	6015821	1.5.96	Granted. Assignment to Scotia Holdings plc recorded March 2002

12

R&G 42927 (Case J) Lipophilic Lithium

Austria	E65182	20.4.88	Granted
Belgium	289204	20.4.88	Granted
Canada	1306944	26.4.88	Granted
Denmark	173068	26.4.88	Granted
France	289204	20.4.88	Granted
Germany	P3863678.6	20.4.88	Granted
Greece	289204	20.4.88	Granted
Ireland	60568	24.4.88	Granted
Italy*	289204	20.4.88	Granted
Japan*	2699083	26.4.88	Granted
Luxembourg	289204	20.4.88	Granted
Netherlands	289204	20.4.88	Granted
Spain	289204	20.4.88	Granted
Sweden	289204	20.4.88	Granted
UK	289204	20.4.88	Granted
USA*	5252333	29.3.89	Granted
USA*	5422115	20.1.92	Granted

13

R&G - 44051 (Case 51) - Oil and Selenium

country	patent no	filing date	status
AUSTRIA	0440341	14.1.91	Granted	-
BELGIUM	0440341	14.1.91	Granted	-
CANADA*	2033823-7	9.1.91	Granted	-
DENMARK	0440341	14.1.91	Granted	-
EP (all except GR & ES)	0440341	14.1.91	Granted	pharm. comp., swiss style
FRANCE	0440341	14.1.91	Granted	-
GB	0440341	14.1.91	Granted	-
GERMANY	P69100724.1-08	14.1.91	Granted	renewal query sorted out - paid March 2002
GREECE	3010633 EP(GR) 0440341	14.1.91	Granted	different from rest of Europe - method of preparation
IRELAND	67622	8.1.91	Granted	pharm. comp., swiss style, method of therapy, method of preparation
ITALY*	0440341	14.1.91	Granted	-
JAPAN*	3008213	17.1.91	Granted	pharm. comp. - no English copy of granted claims
LUXEMBOURG	0440341	14.1.91	Granted	-
NETHERLANDS	0440341	14.1.91	Granted	-
SPAIN	0440341	14.1.91	Granted	different from rest of Europe - method of preparation
SWEDEN	0440341	14.1.91	Granted	-
USA*	5116624	26.5.92	Granted	pharm. comp. and method of treatment

R&G - 44053 Case 108 1-Carbon Linkers-

Country	patent no	filing date	status
CANADA*	2218702	1.5.96	pending
ESTONIA	P9700281	1.5.96	pending	OK - only 12 claims filed
EUROPEAN (Scarista)	0823895	1.5.96	pending

exam report- we filed response 12.2.2002. Filed data on efficacy - prior papers. Uncertainty as to commercially-driven amendment which seemed too restrictive. Scope broadened, but we have yet to convince EP on support of claim.

GB	9517107	21.8.95	Dead	status lapsed - priority application
GB	9605440.8	15.3.96	Dead	status lapsed - priority application
HUNGARY	P9802308	1.5.96	pending	OK
JAPAN	8-533120	1.5.96	pending	Exam requested – April ‘03
POLAND*	P.323176	1.5.96	Abandoned	Abandoned Jan ‘04 – unable to overcome sufficiency objections
USA* Kilpatrick & Stockton - see case 97!	6245811	1.5.96	granted

parent abandoned. This is the divisional application, now granted to the combination of any bioactive with UFA - note there is no specific claim to the UFA-UFA combination. Commercial division by Scotia to abandon the parent to the UFA-UFA combination. There is a proviso to deal with double patenting over US6015821 (42926 - niacin esters case 105) Confirmed in name of Scotia Holdings plc

14

R&G 44052 Case 98 - Dyslexia

CANADA	2195979	24.5.96	pending
EUROPEAN Assigned to Nutricia	0774962	24.5.96

IS issues over poor night vision in dyslexics
Instructed to drop on 28 Jan 2002 NO ACTION TAKEN
Restitutio application filed 21.5.02
Grounds due 8.7.02 with response
fee has been paid. Granted 21.4.2004. national phase translations due 21.7.04

EP(UK)	0774962	24.5.96	Valid and 2004 renewal paid by someone! (not Scarista via CPA or R&G)

FINLAND	970298	24.5.96	Abandoned March 2002 Reinstated May 2002 Reabandoned - Numico indication not to proceed indicated May 23rd 2002.
JAPAN	8-535515	24.5.96	Pending ?? exam fee due 24.5.2003 Was it paid??
USA	6150411	24.5.96	Granted - to treatment of dyslexia granted to Stordy. No recordal of assignment to Scotia Holdings plc. licensed to Nutricia

15

R&G - 44054 (Case 110) Dyspraxia using AA and/or DHA

Country	patent no	filing date	status
CANADA	2263839	26.8.1997	lapsed	exam fee Aug 02 not paid by Scarista nor by Nutricia
EUROPEAN (recorded transfer to Scarista Limited)	0956011			Decision to Grant 26.06.02 where was it validated? If not listed below it is because the CPA fees were returned - patent never validated there.
EP(UK)	0956011	26.8.1997	granted	validated
EP(IE)	0956011	26.8.1997	granted	validated
EP(DE)	0956011 69713620.5	26.8.1997	granted	Validated? Not sure
EP(FR)	0956011	26.8.1997	granted	Validated? Not sure
EP(LU)	0956011	26.8.1997	granted	Validated? Not sure
EP(MC)	0956011	26.8.1997	granted	Validated? Not sure
JAPAN	10-511369		Pending??	request exam by 26.8.04
USA	6184251	26.8.1997	granted	changed claims for local practice

16

R&G 44309 (Case 97) - diols

Country	APPN. NO.	Official Number	Expiry Date & Comments
Canada*	2218699	2218699	01/05/20016
Czech	PV3414-97	PV3414-97	response filed May ‘02 - various amendments proposed - waiting to receive confirmation of claims presently on file
Estonia	P9700275	P9700275.5	01/05/2016
European	96912139.1	0823889	01/05/2016 (recordal sent to EPO - 18 April ‘02) 51(6) to file - claims now in - see letter to Mehar in: V:\Aparkes\letters\LETS04\April\44309 - Laxdale.doc, re. why we got the protection we did
Hungary	P9802384	P9802384	01/05/2016
Japan	8-533121	8-533121	Exam requested - April ‘03
Poland*	P.324152	P.323152	Amended claims filed 19-3-03 to UFA-UFA for use in therapy and UFA-indomethacin conjugates - have to limit to examples disclosed in the spec. with physical & efficacy data.
Slovakia	PV1469-97	PV1469-97	manufacture claims 8 &16 deleted (April ‘02) per se claims 6 & 7 deleted (May ‘02)
USA	08/945667	6555700

Granted to Scotia Holdings plc but application on file May 03 to record assignment to Scarista had tel. con. with USPTO (19 March 2002) and they confirmed recordal to Scotia Holdings plc. elected product claims (July ‘02). Continuation application did not have new number.
- see letter to Mehar in: V:\Aparkes\letters\LETS04\April\44309
- Laxdale.doc, re. why we got the protection we did

17

SCHEDULE 2

Patent	Date	Description

PCT/GB00/00164	21/01/00	Highly purified ethyl EPA and other EPA derivatives

PCT/GB00/02681	11/07/00	EFAs and homocysteine lowerers (folic, B12 and pyridoxine)

GB 99055417.3		Diagnostic test, PLA2 assay

PCT/GB00/03926		Treatment of Fatigue and Stroke

PCT/GB00/02717	11 July 2000	Highly purified EPA arachidonic acid

SCHEDULE  3 Scarsita licence details

Contracting Party	Date of Execution	Territory covered	Field of Use
Orphan Australia	30th June 2003	Australia and New Zealand	Huntington’s disease
Medison Pharma	20th February 2003	Israel	Huntington’s disease
Scil Biomedicals GMBH	26th March 2003	Poland, Hungary, The Czech Republic, Slovakia, Turkey and Switzerland	Huntington’s disease